HCC Insurance Holdings, Inc.

13403 Northwest Freeway

Houston, Texas 77040

October 27, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             HCC Insurance Holdings, Inc.

Form RW, Withdrawal of Registration Statement on Form S-3

File No. 333-202902

Ladies and Gentlemen:

This letter constitutes an application by HCC Insurance Holdings, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-202902), that was initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 20, 2015 (the “Registration Statement”).  The Registration Statement became effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

On October 27, 2015, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of June 10, 2015 (the “Merger Agreement”), by and among the Company, Tokio Marine Holdings, Inc., a Japanese corporation (“Tokio Marine”), and TMGC Investment (Delaware) Inc., a Delaware corporation and wholly-owned subsidiary of Tokio Marine (the “Merger Sub”).  Pursuant to the terms of the Merger Agreement, the Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Tokio Marine.  As a result of the Merger, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please provide Michael Groll of Willkie Farr & Gallagher LLP, our outside counsel, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Mr. Groll’s facsimile number is (212) 728-9616.  If you have any questions regarding this application for withdrawal, please call Mr. Groll at (212) 728-8616.

Very truly yours,

HCC Insurance Holdings, Inc.

By:	/s/ Alexander M Ludlow
Name:	Alexander M Ludlow
Title:	Associate General Counsel and Assistant Secretary

cc:           Michael Groll, Esq., Willkie Farr & Gallagher LLP